Exhibit 99.1

Medicure Reports Financial Results for Quarter and Year Ended December 31, 2020

Conference call to be held in connection with the Company's Q1 2021 results to be released in May 2021

WINNIPEG, MB, April 20, 2021 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter and year ended December 31, 2020.

Quarter and Year Ended December 31, 2020 Highlights:

  Recorded total net revenue of $11.6 million during the year ended December 31, 2020 compared to $20.2 million for the year ended December 31, 2019 and;
  Recorded total net revenue of $2.4 million during the quarter ended December 31, 2020 compared to $3.5 million for the quarter ended December 31, 2019 and;
  Recorded total net revenue from the sale of AGGRASTAT® of $10.6 million during the year ended December 31, 2020 compared to $19.4 million for the year ended December 31, 2019 and;
  Diversified product portfolio with ZYPITAMAG® revenues of $453,000 and revenues from the Marley Drug business of $340,000 during the year ended December 31, 2020 and;
  Reduced selling expenses to $5.4 million for the year ended December 31, 2020 compared to $13.4 million for the year ended December 31, 2019 and;
  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the year ended December 31, 2020 was negative $3.9 million compared to adjusted EBITDA of negative $3.8 million for the year ended December 31, 2019 and;
  Net loss for the year ended December 31, 2020 was $6.8 million compared to $19.8 million for the year ended December 31, 2019;

Financial Results

The decrease in AGGRASTAT® revenues when compared to the same periods in the previous year, as described above, is the result of decreases in the volume of AGGRASTAT® sold in 2020 when compared to 2019, due mainly to fewer procedures being performed as a result of the COVID-19 pandemic and a decline in the overall use of the drug class. In addition, the Company continues to experience pricing pressures from competitors which contributed to the decline in revenue from AGGRASTAT®.

ZYPITAMAG® contributed $453,000 of revenue for the year ended December 31, 2020 compared to $183,000 for the year ended December 31, 2019. With the acquisition of the Marley Drug business in December of 2020, including direct to patient marketing, and improved insurance coverage experienced during 2020, the Company has seen some growth in interest in ZYPITAMAG® during 2020. COVID-19 has provided some challenges with physician access, however, the Company continues to pursue innovative marketing strategies to grow the usage of the product.

The Marley Drug business, acquired on December 17, 2020, contributed $340,000 of revenue to the Company for the period beginning on December 17, 2020. Marley provides excellent customer service, cost competitive medications, expedited direct to patient delivery, and is licensed in 49 states, Washington D.C. and Puerto Rico. Its advanced operating systems include automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base.

Additionally, sodium nitroprusside (SNP), which was first sold commercially during 2020, contributed $116,000 of revenue during the year ended December 31, 2020. The Company also earned $95,000 of revenue from ReDSTM during the year ended December 31, 2020 compared to $618,000 for the year ended December 31, 2019.

Adjusted EBITDA for the three months ended December 31, 2020 was negative $2.9 million compared to negative $1.9 million for the three months ended December 31, 2019. The decrease in adjusted EBITDA for the three months ended December 31, 2020 is the result of lower revenues when compared to the same period in 2019 and higher general and administrative expenses as a result of increased legal expenses resulting from the patent challenge litigation which was settled during the three months ended December 31, 2020.

Adjusted EBITDA for the year ended December 31, 2020 was negative $3.9 million consistent with negative $3.8 million for the year ended December 31, 2019. Adjusted EBITDA for the year ended December 31, 2020 resulted from lower revenues, however this revenue decline was offset by lower selling and research and development expenses when compared to 2019.

During the year ended December 31, 2020, the Company recorded $860,000 in government assistance resulting from the Canada Emergency Wage Subsidy.  The funding has been recorded as a reduction of the related salary expenditures with $595,000 recorded within selling expenses, $159,000 recorded within general and administrative expenses and $106,000 recorded within research and development expenses.

Net loss for the three months ended December 31, 2020 was $4.4 million or $0.41 per share compared to net loss of $15.5 million or $1.08 per share for the three months ended December 31, 2019. The main factors contributing to the decrease in the net loss recorded for the three months ended December 31, 2020 were the impairment loss recorded on the ReDSTM license, and a loss recorded upon the settlement of the holdback receivable during the three months ended December 31, 2019, partially offset by lower revenue experienced during the three months ended December 31, 2020.

Net loss for the year ended December 31, 2020 was $6.8 million or $0.64 per share compared to $19.8 million or $1.32 per share for the year ended December 31, 2019. The main factors contributing to the decrease in the net loss recorded for the year ended December 31, 2020 were the impairment loss recorded on the ReDSTM license, and a loss recorded upon the settlement of the holdback receivable during 2019, partially offset by lower revenue experienced during the year ended December 31, 2020.

At December 31, 2020, the Company had unrestricted cash totaling $2.7 million, down from the $13.0 million of unrestricted cash held as of December 31, 2019, primarily due to cash used in the acquisition of Marley Drug. The Company is in the process of obtaining debt financing from a commercial bank to replenish its cash balance. Cash flows used in operating activities for the year ended December 31, 2020 totaled $2.2 million compared to $14.6 million for the year ended December 31, 2019.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

The Company plans to hold an investor conference call in early May 2021 to present the results for the year ended December 31, 2020 and the three months ended March 31, 2021 with date and dial in information to be provided. The full financial statements are available at www.sedar.com and on the Company's website at www.medicure.com.

Notes

(1)	The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non–cash and non-recurring items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three months and year ended December 31, 2020 and 2019 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. ("Marley"), a pharmacy located in North Carolina that offers an Extended Supply mail order drug program serving 49 states, Washington D.C. and Puerto Rico. Marley is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, refer to the full Prescribing Information. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a PRV, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2020.

AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets are registered trademarks of Medicure International Inc.

Consolidated Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)

As at December 31	2020	2019
Assets
Current assets:
Cash and cash equivalents	$2,716	$12,965
Restricted cash	1,394	-
Accounts receivable	5,253	10,216
Inventories	5,139	6,328
Prepaid expenses	1,174	1,855
Total current assets	15,676	31,364
Non–current assets:
Property and equipment	1,640	1,282
Intangible assets	13,596	9,599
Goodwill	2,986	-
Other assets	156	39
Total non–current assets	18,378	10,920
Total assets	$34,054	$42,284
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$6,979	$9,384
Current portion of royalty obligation	362	872
Current portion of acquisition payable	637	649
Holdback payable	1,876	-
Current portion of contingent consideration	1,925	-
Current income taxes payable	164	517
Current portion of lease obligation	367	240
Total current liabilities	12,310	11,662
Non–current liabilities
Royalty obligation	335	1,176
Acquisition payable	1,132	1,655
Contingent consideration	51	-
Lease obligation	1,080	849
Total non–current liabilities	2,598	3,680
Total liabilities	14,908	15,342
Equity:
Share capital	80,917	85,364
Warrants	-	1,949
Contributed surplus	10,294	8,028
Accumulated other comprehensive income	(6,497)	(5,751)
Deficit	(65,568)	(62,648)
Total Equity	19,146	26,942
Total liabilities and equity	$34,054	$42,284

Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income
(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	2020	2019	2018
Revenue, net
Product sales, net	$11,610	$20,173	$29,109
Cost of goods sold	6,480	7,272	4,152
Gross profit	5,130	12,901	24,957

Expenses
Selling	5,359	13,399	15,580
General and administrative	4,579	3,395	3,922
Research and development	3,299	4,349	6,681
	13,237	21,143	26,183

Other expense (income):
Revaluation of holdback receivable	-	3,623	1,473
Impairment loss on intangible assets	-	6,321	-
	-	9,944	1,473
Finance (income) costs:
Finance (income) expense, net	(765)	(1,115)	(1,061)
Foreign exchange (gain) loss, net	(497)	2,570	(6,461)
	(1,262)	1,455	(7,522)
Net (loss) income before income taxes	$(6,845)	$(19,641)	$4,823
Income tax (expense) recovery
Current	-	(22)	(678)
Deferred	-	(123)	(219)
	-	(145)	(897)
Net (loss) income	$(6,845)	$(19,786)	$3,926
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries:	(746)	(683)	595

Item that will not be reclassified to profit and loss
Revaluation of investment in Sensible Medical at FVOCI	-	(6,336)	-
Comprehensive (loss) income	$(7,591)	$(26,805)	$4,521
(Loss) earnings per share
Basic	$(0.64)	$(1.32)	$0.25
Diluted	$(0.64)	$(1.32)	$0.24

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	2020	2019	2018
Cash (used in) provided by:
Operating activities:
Net (loss) income for the year	$(6,845)	$(19,786)	$3,926
Adjustments for:
Current income tax expense (recovery)	-	22	678
Deferred income tax expense (recovery)	-	123	219
Impairment of property and equipment	-	95	-
Impairment of intangible assets	-	6,321	-
Revaluation of holdback receivable	-	3,623	1,473
Amortization of property and equipment	307	485	103
Amortization of intangible assets	2,466	1,438	196
Share–based compensation	317	417	1,022
Write-down of inventories	682	1,983	95
Finance (income) expense, net	(765)	(1,115)	(1,061)
Unrealized foreign exchange (gain) loss	(497)	362	(5,323)
Change in the following:
Accounts receivable	5,081	(318)	(1,341)
Inventories	723	(4,072)	(1,259)
Prepaid expenses	703	842	(1,793)
Other assets	-	78	-
Accounts payable and accrued liabilities	(3,802)	(4,992)	7,132
Interest received (paid), net	22	1,685	255
Income taxes paid	(306)	(477)	(2,041)
Royalties paid	(326)	(1,355)	(1,539)
Cash flows (used in) from operating activities	(2,240)	(14,641)	742
Investing activities:
Acquisition of Marley Drug, Inc, net of cash acquired	(7,238)	-	-
Investment in Sensible Medical	-	(6,337)	-
Proceeds from Apicore Sale Transaction	-	-	65,235
Receipt of holdback receivable funds	-	6,719	-
Redemptions (purchase) of short-term investments	-	47,747	(44,100)
Acquisition of property and equipment	(2)	(186)	(197)
Acquisition of intangible assets	-	(13,660)	(1,281)
Cash flows from investing activities	(7,240)	34,283	19,657
Financing activities:
Repurchase of common shares under substantial issuer bid	-	(26,139)	-
Repurchase of common shares under normal course issuer bid	(522)	(4,145)	(3,021)
Proceeds from exercise of stock options	-	20	363
Repayment of lease liability	(244)	-	-
Cash flows used in financing activities	(766)	(30,264)	(2,658)
Foreign exchange (loss) gain on cash held in foreign currency	(3)	(552)	1,138
(Decrease) increase in cash	(10,249)	(11,174)	18,879
Cash and cash equivalents, beginning of period	12,965	24,139	5,260
Cash and cash equivalents, end of period	$2,716	$12,965	$24,139

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2021/20/c8210.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 18:00e 20-APR-21